UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

BSP Onelink, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

055732101

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  055732101

1.

Names of Reporting Persons:  Roger Emsley

I.R.S. Identification Nos. of above persons (entities only):

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.

SEC Use Only

4.

Citizenship or Place of Organization:  Canada

Number of Shares Beneficially Owned by Each Reporting Person With

5.

Sole Voting Power:  1,278,600 (1)

6.

Shared Voting Power:

7.

Sole Dispositive Power:  1,278,600 (1)

8.

Shared Dispositive Power:

9.

Aggregate Amount Beneficially Owned by Each Reporting Person:  1,278,600 (1)

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9):  7.8%

12.

Type of Reporting Person (See Instructions):  IN - Individual

—————

(1)

These shares include 1,200,000 shares owned by Grove Investments, LLC of which Mr. Emsley is the manager, and 78,600 shares owned by another entity controlled by Mr. Emsley and his wife.

CUSIP No.  055732101

1.

Names of Reporting Persons:  Grove Investments, LLC

I.R.S. Identification Nos. of above persons (entities only):

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

X

(b)

3.

SEC Use Only

4.

Citizenship or Place of Organization:  Canada

Number of Shares Beneficially Owned by Each Reporting Person With

5.

Sole Voting Power:  1,200,000

6.

Shared Voting Power:

7.

Sole Dispositive Power:  1,200,000

8.

Shared Dispositive Power:

9.

Aggregate Amount Beneficially Owned by Each Reporting Person:  1,200,000

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9):  7.3%

12.

Type of Reporting Person (See Instructions):  CO

CUSIP No.  055732101

Item 1.

(a)

Name of Issuer:  BSP Onelink, Inc.

(b)

Address of Issuer’s Principal Executive Offices:

One Market Plaza

Spear Tower, 36th Floor

San Francisco, California 94105

Item 2.

(a)

Name of Person Filing:  Roger Emsley and Grove Investments, LLC

(b)

Address of Principal Business Office or, if none, Residence:

Roger Emsley

Grove Investments, LLC

Emsley Management Limited

4190 Lougheed Highway, #204

2920 – 64th Street

Burnaby, BC V5C 6A8

Delta, BC V4L 2N7

Canada

Canada

(c)

Citizenship:  Canada

(d)

Title of Class of Securities:  Common Stock

(e)

CUSIP Number:  055732101

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:  1,278,600 (2)

(b)

Percent of class:  7.8%

CUSIP No.  055732101

Item 4.  Ownership. (continued)

(c)

Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:  1,278,600 (2)

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:  1,278,600 (2)

(iv) Shared power to dispose or to direct the disposition of:

—————

(2)

These shares include 1,200,000 shares owned by Grove Investments, LLC of which Mr. Emsley is the manager, and 78,600 shares owned by another entity controlled by Mr. Emsley and his wife.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security.

Not applicable.

Item 8.  Identification and Classification of Members of the Group

See Exhibit A.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

_________February 13, 2003_______

Date

________/s/ ROGER EMSLEY________

Signature

_________February 13, 2003_______

Date

Grove Investments, LLC

By: /s/ ROGER EMSLEY, Manager_____

Signature

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13.d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.001 per share, of BSP Onelink, Inc. and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date: February 13, 2003

/s/ ROGER EMSLEY______________

Roger Emsley

Grove Investments, LLC

By: /s/ ROGER EMSLEY, Manager___

Roger Emsley, Manager